UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end December 31, 2011

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from   N/A   to   N/A

Commission File Number 1-5046

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Con-way Personal Savings Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Con-way Inc.

2211 Old Earhart Road, Suite 100

Ann Arbor, MI  48105

CON-WAY PERSONAL SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2011 and 2010

(With Report of Independent Registered Public Accounting Firm)

CON-WAY PERSONAL SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Con-way Inc. Administrative Committee

Con-way Personal Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Con-way Personal Savings Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Perkins & Company, P.C.

Portland, Oregon

June 25, 2012

CON-WAY PERSONAL SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2011 and 2010
Assets:	2011	2010
Investments, at fair value:
Shares in registered investment companies	$11,666,188	$4,253,740
Common trust funds	358,374	112,210
Con-way Common Stock	246,897	43,641
Total investments	12,271,459	4,409,591
Receivables:
Participant contributions	48,747	30,124
Notes receivable from participants	569,826	108,476
Total receivables	618,573	138,600
Cash	1,263	—
Net assets available for benefits	$12,891,295	$4,548,191
See accompanying notes to financial statements.

CON-WAY PERSONAL SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2011
Additions:
Participant contributions	$8,558,968
Rollover contributions	1,238,506
Dividend and interest income	210,776
Transfers in from Con-way Retirement Savings Plan	128,898
Total additions	10,137,148
Deductions:
Distributions to participants	(1,225,759)
Net depreciation in fair value of investments	(568,285)
Total deductions	(1,794,044)
Net increase	8,343,104
Net assets available for benefits, beginning of year	4,548,191
Net assets available for benefits, end of year	$12,891,295
See accompanying notes to financial statements.

(1)	Description of Plan

The following description of the Con-way Personal Savings Plan (the Plan or PSP) is provided for general information purposes only. Participants should refer to the Con-way Employee Benefits Plan Description or the Plan document for more complete information. The term “Con-way” or “Company” refers to Con-way Inc. and subsidiaries.

(a)	General

The Con-way sponsored Plan is a defined contribution plan with profit-sharing, salary deferral and employee stock ownership plan features and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. The Plan is intended to qualify under Section 401(a) of the Internal Revenue Code (the Code). A portion of the Plan also includes supplemental medical benefits, which are intended to comply with Section 401(h) of the Code. The Section 401(h) feature of the Plan has not been implemented. The Plan was adopted effective January 1, 2010.

Overall responsibility for administering the Plan rests with the Con-way Inc. Administrative Committee (the Committee), which is appointed by the Chief Executive Officer of Con-way. The Plan’s trustee, T. Rowe Price (the Trustee), is responsible for the management and control of the Plan’s assets, which are held in individual participant investment accounts (collectively known as the Trust).

(b)	Eligibility

An employee is eligible to participate in the Plan if the employee first became a qualified employee on or after January 1, 2010, is not covered by a collective bargaining agreement, is not a leased employee, is not a nonresident alien or is not a resident of Puerto Rico. There are no age or service requirements for eligibility except that a supplemental employee must complete one year of service during which the employee works 1,000 hours.

Prior to January 1, 2012, employees of the Con-way Truckload subsidiary who were not sales managers, directors, vice presidents or president were not eligible to participate in the Plan.  Effective January 1, 2012, Con-way Truckload was eliminated as a participating employer of the Con-way Personal Savings Plan.

(c)	Contributions

Participants may contribute up to 50% of their eligible compensation subject to certain limitations.

The plan provides for Matching contributions equal to 50% of the first six percent of eligible compensation that participants contribute to the plan. For the periods presented, the Matching contributions were suspended.

(d)	Participant Accounts

The Plan allows participants to select any one or more of the investment funds established under the Plan in which contributions can be invested. As with balances in other invested funds, participants may transfer Con-way’s contributions to investments other than Con-way equity.

A separate account is maintained for each participant of the Plan. Allocations of Con-way’s contributions are based upon a percentage of participant contributions, as described above. Allocations of net Plan earnings are based upon participant account balances, as defined. Participants are only entitled to the vested benefits.

(e)	Vesting

Participants’ contributions plus earnings thereon vest immediately. Con-way’s Matching contributions vest after two years of service with Con-way. If the employee is terminated prior to two years of service, the Matching contributions are forfeited. Forfeited balances are used to reduce future Con-way contributions. At December 31, 2011 and 2010, there were no forfeitures available to reduce future contributions.

(f)	Notes Receivable from Participants

The Plan has a loan provision allowing participants access to funds. Loans can be no less than $1,000 and cannot exceed the lesser of $50,000 or 50% of a participant’s vested account balance (subject to administrative adjustment to assure compliance with the 50% limit). Loans can be made for a term not to exceed 4-1/2 years. Loans outstanding at December 31, 2011 bear interest at rates of 4.25%. Principal and interest are paid ratably through payroll deductions. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

(g)	Payments and Benefits

Participants can receive a total distribution from their accounts upon death or termination of employment. Disabled participants can receive a partial distribution of their accounts, provided they qualify for benefits under Con-way’s long-term disability coverage. Other types of withdrawals are permitted by the Plan in limited situations. Participants can elect to have their accounts distributed in a single lump sum or in a series of substantially equal annual installments, as defined by the Plan. Distributions will be made in cash except participant accounts invested in Con-way Common Stock can, at the direction of the participant, be paid in shares.

(h)	Plan Termination

Although Con-way has no current intention to terminate the Plan, it may do so at any time by resolution of the Board of Directors. In the event that the Plan is terminated, the net assets of the Plan shall be distributed to participants in the amount credited to their accounts.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared using the accrual method of accounting.

(b)	Investments

The Plan offers various investments in securities that are generally exposed to various risks, such as interest-rate, credit and overall market-volatility risks. Investments are reported at fair value. Due to the risk associated with certain investment securities, it is reasonably possible that the value of investment securities will change and that such changes could materially affect amounts reported in the statements of net assets available for benefits.

(c)	Income Recognition

The annual change in market value, including realized gains and losses, is reported in net appreciation (depreciation) in fair value of investments in the accompanying statement of changes in net assets available for benefits.

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on the trade-date basis.

(d)	Operating Expenses

During 2011, administrative expenses of the Plan were paid by Con-way and by Plan participants. Participant payments of administrative expenses were collected in administrative fees through a reduction in certain funds’ net asset value and paid directly to the Trustee. Certain funds also charge investment management fees in accordance with each fund’s prospectus, through a reduction in the funds’ net asset value.

(e)	Payment of Benefits

Benefits paid to participants are recorded upon distribution.

(f)	Estimates

Con-way makes estimates and assumptions when preparing the financial statements in conformity with U.S. generally accepted accounting principles (GAAP). These estimates and assumptions affect the amounts reported in the accompanying financial statements and notes. Actual results could differ from those estimates.

(g)	New Accounting Standards

In May 2011, the FASB issued an amendment to the accounting standards related to fair value measurements and disclosure requirements that result in a consistent definition of fair value and common requirements for the measurement and disclosure of fair value between GAAP and International Financial Reporting Standards.  This standard provides certain amendments to the existing guidance on the use and application of fair value measurements and maintains a definition of fair value that is based on the notion of exit price.  This standard will become effective for the Plan on January 1, 2012 and is not expected to have a material impact on the Plan’s financial statements and disclosures.

In January 2010, the FASB issued an amendment to the accounting standards related to the disclosure about an entity’s use of fair value measurements.  The amended standards require entities to provide enhanced disclosures about transfers into and out of the Level 1 (fair value determined based on significant other observable inputs) classifications; provide separate disclosures about purchases, sales, issuances and settlements relating to the tabular reconciliation of beginning and ending balances of the Level 3 (fair value determined based on significant unobservable inputs) classifications; and provide greater disaggregation for each class of assets and liabilities that use fair value measurement.  Except for the detailed Level 3 roll-forward disclosures, the amendment was effective for the Plan as of January 1, 2010.  The adoption of these provisions of the amendment did not have a material effect on the Plan’s disclosures.

(3)	Fair-Value Measurements

Assets and liabilities reported at fair value are classified in one of the following three levels within the fair-value hierarchy:

Level 1 – Quoted market prices in active markets for identical assets or liabilities

Level 2 – Observable market-based inputs or unobservable inputs that are corroborated by market data

Level 3 – Unobservable inputs that are not corroborated by market data

The following table summarizes the valuation of Plan assets within the fair-value hierarchy:

	December 31, 2011
	Level 1	Level 2	Level 3	Total
Shares in registered
investment companies
U.S. large company growth	$277,855	$—	$—	$277,855
U.S. large company value	74,145	—	—	74,145
U.S. small company growth	133,822	—	—	133,822
International equity	98,968	—	—	98,968
Targeted retirement date	10,908,937	—	—	10,908,937
Fixed income	172,461	—	—	172,461
Total registered investment
companies	11,666,188	—	—	11,666,188
Common trust funds
U.S. equity index	—	81,634	—	81,634
Balanced	—	11,150	—	11,150
Fixed income	—	60,026	—	60,026
Money market	—	205,564	—	205,564
Total common trust funds	—	358,374	—	358,374

Con-way Common Stock	246,897	—	—	246,897
Total assets at fair value	$11,913,085	$358,374	$—	$12,271,459

	December 31, 2010
	Level 1	Level 2	Level 3	Total
Shares in registered
investment companies
U.S. large company growth	$80,540	$—	$—	$80,540
U.S. large company value	19,026	—	—	19,026
U.S. small company growth	21,618	—	—	21,618
International equity	34,271	—	—	34,271
Targeted retirement date	4,034,604	—	—	4,034,604
Fixed income	63,681	—	—	63,681
Total registered investment
companies	4,253,740	—	—	4,253,740
Common trust funds
U.S. equity index	—	7,085	—	7,085
Balanced	—	6,176	—	6,176
Fixed income	—	11,229	—	11,229
Money market	—	87,720	—	87,720
Total common trust funds	—	112,210	—	112,210

Con-way Common Stock	43,641	—	—	43,641
Total assets at fair value	$4,297,381	$112,210	$—	$4,409,591

Registered investment companies are stated at fair value, based on their published net asset value. These registered investment companies are publicly traded and are considered to have readily determinable fair values. Common and collective trusts are not publicly traded and do not have readily determinable fair values.  Accordingly, common and collective trusts are valued at their net asset value per unit based on the value of the underlying investments.  Investments in common and collective trusts can generally be redeemed without restriction; however, in certain cases, redemption or purchase may be limited to prevent excess and/or short-term trading. Con-way Common Stock is stated at fair value based on the quoted market price.

(4)	Investments

The following investments represent 5% or more of the Plan’s net assets.

	December 31
	2011	2010
Shares in registered investment companies:
T. Rowe Price Retirement 2020 Fund, 66,157 and
25,916 shares, respectively	$1,052,552	$426,055
T. Rowe Price Retirement 2025 Fund, 111,616
and 31,975 shares, respectively	$1,292,512	$384,979
T. Rowe Price Retirement 2030 Fund, 128,227
and 59,494 shares, respectively	$2,120,873	$1,028,059
T. Rowe Price Retirement 2035 Fund, 137,761
and 51,600 shares, respectively	$1,606,292	$631,068
T. Rowe Price Retirement 2040 Fund, 95,447
and 33,928 shares, respectively	$1,581,557	$591,033
T. Rowe Price Retirement 2045 Fund, 109,998
and 31,668 shares, respectively	$1,213,281	$367,661
T. Rowe Price Retirement 2050 Fund, 130,804
and 37,735 shares, respectively	$1,209,933	$367,536

During 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Shares in registered investment companies	$(531,859)
Common trust funds	2,502
Con-way Common Stock	(38,928)
$(568,285)

(5)	Income Tax Status

In 2010, the Plan applied for a determination letter in accordance with Internal Revenue Service (IRS) requirements to ensure the Plan and related trust are designed in accordance with applicable sections of the Code. The IRS has acknowledged receipt of the Plan’s application. To date, the Plan has not received any comments from the IRS on its application. However, Con-way believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, Con-way believes that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

(6)	Related-Party Transactions

Certain Plan investments are shares in registered investment companies and common trust funds managed by T. Rowe Price, the Plan trustee, as defined. Therefore, these investments and investment transactions qualify as party-in-interest transactions.

				Schedule I
CON-WAY PERSONAL SAVINGS PLAN
EIN 94-1444798
Plan No. 015
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2011
	Identity of
	issue borrower,
	lessor, or	Description of investment including maturity date, rate of		Current
	similar party	interest, collateral, par, or maturity value	Cost	value
		Shares in registered investment companies:
*	T. Rowe Price	Growth Stock Fund (5,216 shares)	$165,779	$166,010
*	T. Rowe Price	Equity Income Fund (3,215 shares)	74,441	74,145
*	T. Rowe Price	Science and Technology Fund (4,367 shares)	116,197	111,845
*	T. Rowe Price	Small-Cap Stock Fund (4,282 shares)	144,487	133,822
*	T. Rowe Price	Retirement 2005 Fund (1,157 shares)	13,203	12,935
*	T. Rowe Price	Retirement 2010 Fund (3,817 shares)	57,942	57,325
*	T. Rowe Price	Retirement 2015 Fund (20,816 shares)	245,875	241,044
*	T. Rowe Price	Retirement 2020 Fund (66,157 shares)	1,058,032	1,052,552
*	T. Rowe Price	Retirement 2025 Fund (111,616 shares)	1,324,782	1,292,512
*	T. Rowe Price	Retirement 2030 Fund (128,227 shares)	2,153,811	2,120,873
*	T. Rowe Price	Retirement 2035 Fund (137,761 shares)	1,637,008	1,606,292
*	T. Rowe Price	Retirement 2040 Fund (95,447 shares)	1,629,596	1,581,557
*	T. Rowe Price	Retirement 2045 Fund (109,998 shares)	1,242,272	1,213,281
*	T. Rowe Price	Retirement 2050 Fund (130,804 shares)	1,243,568	1,209,933
*	T. Rowe Price	Retirement 2055 Fund (55,683 shares)	523,131	508,946
*	T. Rowe Price	Retirement Income Fund (902 shares)	11,863	11,687
	PIMCO	PIMCO Total Return Institutional Fund (15,866 shares)	175,390	172,461
	Dodge & Cox	Dodge & Cox International Stock Fund (3,385 shares)	111,764	98,968
		Common trust funds:
*	T. Rowe Price	Equity Index Trust Class C (6,051 shares)	80,489	81,634
*	T. Rowe Price	Bond Index Trust (1,860 shares)	58,152	60,026
*	T. Rowe Price	U.S. Treasury Money Market Trust (205,564 shares)	205,564	205,564
*	T. Rowe Price	Retirement Strategy Trust – Balanced (342 shares)	10,778	11,150
		Common stock:
*	Con-way Inc.	Con-way Common Stock (8,467 shares)	282,503	246,897
		Participant loans:
*	Plan participants	Participant loans with interest of 4.25%
		and maturity dates through 2016	—	569,826
		Total investments		$12,841,285
*	Represents a party-in-interest as of December 31, 2011.
Note: Cost is calculated using the current value rolling-average cost method.
See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Con-way Personal Savings Plan
(Name of Plan)

June 25, 2012	/s/ Michael J. Morris
Michael J. Morris
Chairman, Con-way Inc. Administrative Committee

EXHIBIT INDEX

Exhibit Number                                Exhibit

         23                                                                Consent of Independent Registered Public Accounting Firm